Filed by: Integra Bank Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Prairie Financial Corp.
Commission File Number of Filing Company: 0-13585
MEMORANDUM

TO:	Integra Employees

FROM:	Mike Vea

DATE:	October 13, 2006

RE:	Acquisition Announcement

We recently announced that we plan to acquire Prairie Financial Corporation, a $575 million bank in Chicago.
To help you understand why we chose Prairie, I have put the following key points together to explain why we are excited about this acquisition:
•	Consistent With Our Strategy.
This merger is consistent with our strategy to become a High Performing Midwest Financial Services Company — by hiring and retaining quality management teams in our markets. We realize that our markets are unique and diverse. For Integra to prosper, we need our community markets and metropolitan markets to perform to their strengths. That’s why we need a good mixture of both.

•	Chicago is an Attractive Market.
Prairie’s five branches are located primarily in Southwest Chicago and in particular Will County — one of the fastest growing areas in the Midwest. Though Chicago is a large city, it is really a series of unique neighborhoods. Prairie’s focus on serving those local areas along with specialty niches, such as lending to quality real estate developers that build in Chicago neighborhoods, has allowed their management team to be successful.
•	Prairie is a Profitable and High Growth Bank.
Prairie’s earnings have increased 37% on average per year since 2001 and loans have increased 27% per year during the same period. Prairie’s credit quality has been strong.
•	Retaining Management Team.
Brad Stevens, Prairie’s CEO, will remain, and so will the senior management team which is crucial to Prairie’s continued success. They are excited about Integra’s strengths in new product development, retail, marketing, cash management, and investment management products.
•	Reasonable Cost of Entry.
Our purchase price, as a multiple of earnings, is attractive when compared to comparable acquisitions in Chicago. Most importantly, we expect that this merger will add 5 cents per share to our bottom line in 2007, excluding merger related costs.
I hope that helps explain our excitement about this attractive and timely merger. Integra’s improved performance, and our 21% stock price improvement so far in 2006, makes us more competitive when acquisition opportunities arise.
I want to thank each one of you for your hard work. Your dedication to providing quality customer service has played a major part in our improved performance! Again, thank you for what you do each day to make Integra a great place to work and a friendly place for our customers to bank.
Mike
Additional Information and Where to Find It
This communication is being made in respect of the proposed merger transaction involving Integra and Prairie. In connection with the proposed transaction, Integra intends to file with the Securities and Exchange Commission a registration statement on Form S-4, and Prairie expects to mail a proxy statement/prospectus to its stockholders, containing information about the transaction. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Integra, Prairie and the proposed merger. In addition to the registration statement to be filed by Integra and the proxy statement/prospectus to be mailed to the stockholders of Prairie, Integra files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its website at www.sec.gov. The documents filed by Integra may also be obtained free of charge from Integra by requesting them in writing at 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47708-0868, or by telephone at (812) 464-9677 or on Integra’s website at www.integrabank.com.
Participants in the Solicitation
Integra, Prairie and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Prairie with respect to the transactions contemplated by the proposed merger. Information regarding Integra’s officers and directors is included in Integra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 13, 2006, and Integra’s proxy statement for its 2006 annual meeting of shareholders filed with the Securities and Exchange Commission on March 17, 2006. A description of the interests of the directors and executive officers of Integra and Prairie in the merger will be set forth in the proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission when they become available.
Safe Harbor
Certain statements made in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this release, the words “may,” “will,” “should,” “would,” “anticipate,” “expect,” “plan,” “believe,” “intend,” and similar expressions identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to changes in interest rates; risks of default on and concentration of loans within our portfolio; the possible insufficiency of our allowance for loan losses, regional economic conditions; competition; governmental regulation and supervision; failure or circumvention of our internal controls; reliance on Integra Bank to fund dividends to our shareholders; disruption of business or dilution of shareholder value as a result of mergers or acquisitions; our ability to retain key personnel; failure or disruption of our information systems; technological change; and other factors described in our periodic reports filed with the SEC. We undertake no obligation to revise or update these risks, uncertainties and other factors except as may be set forth in our periodic reports.

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